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Dear Mr. McCormick,

It was also pleasure meeting with you.

However I was deeply disappointed with the response of Mr. Ron Lane, who could not give any concrete plan to get out of the mess that we are in today.

Whatever said and done our company depends on the contract that we have entered into with Nostrum and the products that are supposed to come to Synovics.

The personality issues that you have mentioned between Ron and Nirmal are affecting the company performance and they should have been more mature and pragmatic, not to take such extreme stand.

We feel that at this stage both of them should be completely sidelined from the Company affairs and we need to appoint a New CEO who is have experience of handling such Product Portfolio which can be taken to conclusion of obtaining approval.

We being in this business for long time know how to handle this situation and being one of the largest shareholders, will strongly request you and Mr. Rich Feldheim to impress on Ron to step down and handover the affairs to us. We have also convinced Nirmal to do so and he agrees. We will restructure the Board and appoint such a CEO and additional directors to whom We can guide to take this Company to its rightful place.

Considering your long friendship with RON and also being one of the shareholders, you will appreciate that we cannot allow the Company's performance to deteriorate like this. I have convinced Nirmal from my side to sideline himself from Synovics, which he has agreed. Now it is your and Rich's turn to convince Ron to do so.

We were at Kirk and was also disappointed to note that John and Steve do not get along well. I was surprised that Steve did not even consider discussing anything with us but left Kirk. Also our Banker Bank of India's Mr.
Ranganathan was visiting KIRK who required some info which Steve should have been giving and which John was giving.

We know John is an Asset to this company and his performance is key to the success of Kirk and in turn good cash flows to Synovics. I feel it is time to relieve Steve from this responsibility and let Maneesh Pharma handle it, as experienced in this field, to work with John to make Kirk Perform. We have in fact discussed many projects with JOHN to increase the product range and efficiency at Kirk.

I hope you will consider this proposal in its right spirit and help us achieve our mutual goals. Awaiting your favorable reply,

Thanks
Vinay